Rediff.Com reports 1st Quarter Results: grows India revenue by 42% and overall operating EBITDA by 80% during April-June 2008 Quarter on a year-on-year basis.

Mumbai, India, July 24, 2008.

       India headquartered and Nasdaq listed, Rediff.com India Limited (NASDAQ: REDF) grew its unique users in June 2008, as measured by ComScore Media Metrix, by approximately 13% over the corresponding figure for March 2008. As per Comscore data, in this 3-month period Rediff grew at a rate approximately double that of the average growth rates in the Indian internet market and ahead of the growth rate of international portals like Google and Yahoo! in India.

Rediff’s user growth was powered by increased usage of services such as e-mail and video sharing services and its finance channel.

Rediff continued its push to make its search engine a basic utility, useful to a wide base of users in India. During the quarter, Rediff added search tools for tickets and schedules for approximately 20,000 buses that commute daily between approximately 10,000 locations in India.  Rediff also added a tool to compare these bus schedules and fares with train fares and schedules for the same destinations as well as a tool to check the status of reservations and arrival times of trains on the extensive Indian Railway system. High school exam results for 70 different exam boards were also made searchable through Search. Other innovations in Search include adding a social search component whereby Search users post questions to other users and extending the video search coverage to over 2 million videos.

Rediff introduced a version of its toolbar for Firefox 3 within a week of the launch of this version of the browser.

Further details of Rediff’s results for the first quarter ended June 30, 2008 are appended in tabular form to this press release. A presentation and the script of the earnings result conference call held on July 24, 2008, will also be made available on Rediff’s Investor Information website at investor.rediff.com.

About Rediff.com
Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Rediff.com provides a platform for Indians worldwide to connect with one another online. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi and New York, USA.

Safe Harbor
Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements.” These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the U.S. Securities and Exchange Commission and its reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by it or on its behalf.

Table to follow

STATEMENT OF OPERATIONS
Quarter Ended June 30, 2008

All figures are in US$ million, unless otherwise indicated below

	Quarter ended June 30		Percentage
	2008	2007	Change
Revenues
India Online	6.56	4.62	42%
US Publishing	1.76	2.18	-19%
Total Revenues	8.32	6.80	22%

Cost Of Revenues	-1.68	-1.51	11%

Gross Margin	6.64	5.29	25%
Gross Margin %	80%	78%

Operating Expenses *	-5.54	-4.68	18%

Operating EBITDA	1.10	0.61	80%

Depreciation / Amortization	-1.68	-1.1	52%

Interest Income	1.17	1.35	-13%

Foreign Exchange Gain/ (Loss)	0.29	-0.44

Income from sale of Investment #	0	1.89

Net Income before income taxes	0.88	2.31	-62%

Tax	-0.11	-0.19	-42%

Net Income	0.77	2.12	-64%

Net Income per ADS (in US cents)	2.64	7.26

Net Income per ADS (in US cents) diluted	2.62	7.08

Weighted average ADS Outstanding (in millions)	29.23	29.2

* Stock based Compensation included in operating expenses.	0.44	0.43
# Income from sale of investment arose from the sale of equity shares in an external company.

Notes

•	Each ADS represents one half of an equity share.

•
The above numbers are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

Non-GAAP Measures Note

Operating EBITDA and non-GAAP Operating Expenses are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents income (loss) from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net income (loss), the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME
Quarter Ended June 30, 2008

(All figures are in US$ million)

	Quarter ended June 30
	2008	2007

Operating EBITDA (Non GAAP)	1.10	0.61

Depreciation / Amortization	-1.68	-1.10

Interest Income	1.17	1.35

Other Income	-	1.89

Foreign Exchange Gain/ (Loss)	0.29	-0.44

Net Income before income taxes	0.88	2.31

Tax	-0.11	-0.19

Net Income (GAAP)	0.77	2.12

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses net of depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
Quarter Ended June 30, 2008

(All figures are in US$ million)

	Quarter Ended June 30
	2008	2007

Operating Expenses (GAAP)	7.22	5.78

Depreciation/Amortization	-1.68	-1.10

Operating Expense (Non-GAAP)	5.54	4.68

For further details contact:
Debabrata Saha
Investor Relations and Corporate Affairs Contact
Rediff.com India Limited
Email: investor@rediff.co.in
Tel.: +91-22-2444-9144 Extn.: 116
Fax.: +91-22-2444-6837